Exhibit 99.1

Ballard Power Systems Inc.

News Release

EBARA BALLARD Introduces Jointly Developed Kerosene Fueled 1 kW Stationary Fuel Cell Generator

World’s First Kerosene Fuel Cell 1 kW System Begins Verification Testing at Nippon Petroleum Refining Company’s Yokohama Refinery

For Immediate Release – April 29, 2004

Vancouver, Canada - Ballard Power Systems’ (TSX: BLD; NASDAQ: BLDP) and EBARA Corporation’s jointly owned company, EBARA BALLARD, together with Nippon Oil Corporation, announced their joint development of a kerosene fueled 1 kW combined heat and power stationary proton exchange membrane (“PEM”) fuel cell generator for the Japanese residential market. The system is manufactured by EBARA BALLARD and comprises a Ballard® fuel cell, EBARA Corporation’s pumps, blowers and production technology, and Nippon Oil Corporation’s reformer technology.

“The successful integration of Ballard® fuel cells with EBARA BALLARD’s fuel cell system and Nippon Oil Corporation’s advanced fuel processing technology has resulted in the world’s first verification testing of a unique kerosene fueled 1 kW combined heat and power stationary fuel cell generator,” said John Harris, Ballard’s Managing Director, Asia Pacific. “In Japan, 26 percent of the residential energy requirements are met with kerosene fuel. With extensive experience from our existing 1 kW combined heat and power fuel cell system, we’ve leveraged our technology to develop a superior fuel cell product for the kerosene residential market.”

Further joint development work will continue among EBARA BALLARD, Ebara Corporation and Nippon Oil Corporation with the focus on improving electrical and heat recovery efficiencies, reliability and durability. Upon successful completion of the verification testing, a market launch for Japanese Fiscal Year 2006 will be considered.

Efficiency targets are 36 percent for AC electrical efficiency and 76 percent for total efficiency (lower heating value or LHV). LHV is the total amount of energy released when a fuel is completely consumed and the water produced is in vapour form.

EBARA BALLARD is based in Tokyo, Japan and its mandate is to develop, manufacture and sell fuel cell power generators incorporating Ballard® fuel cells to customers in Japan.

EBARA Corporation is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

Nippon Oil Corporation is a leading Japanese petroleum company that is strategically expanding its business into new energy markets, electricity power generation, and environmental businesses. They operate nine major refineries.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Ballard, the Ballard logo, and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com